Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1101

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

July 6, 2016

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Long Island Iced Tea Corp.
Amended Registration Statement on Form S-1/A
Filed June 27, 2016
File No. 333-210669

Dear Mr. Reynolds:

On behalf of Long Island Iced Tea Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 5, 2016, relating to the above-captioned Amended Registration Statement on Form S-1/A (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

The Offering, page 8

1.	Please advise us whether some consideration for shares may be returned to investors depending on whether you are approved for listing on Nasdaq, and if so, please provide an analysis of how your offering complies with the requirements of Rules 10b-9 and 15c2-4.

We wish to respectfully advise the Staff that in connection with the offering, the selling agents will solicit orders from customers and receive indications of interest before any funds are to be received from potential investors. If the offering does not close, no funds will be received or withdrawn from potential investors or potential investor accounts and the Company and/or the selling agents will send a notice to potential investors informing the potential investors that the offering has been cancelled. Because no funds will be received from potential investors until a closing is assured, we respectfully believe that Rules 10b-9 and 15c2-4 are not applicable.

* * * * *

Securities and Exchange Commission

July 6, 2016

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Mr. Philip Thomas